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                                      Filed by Applied Digital Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company: Applied Digital Solutions, Inc.
                                                   Commission file No. 000-26020

FOR IMMEDIATE RELEASE:

MEDIA CONTACT                                             ADS INVESTOR RELATIONS
MATTHEW COSSOLOTTO                                        ROBERT JACKSON
OVATIONS INTERNATIONAL, INC.                              PHONE: 561-366-4800
(914) 245-9721                                            FAX:   561-366-8591
MATTHEW@OVATIONS.COM                                      RJACKSON@ADSX.COM



THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY APPLIED DIGITAL SOLUTIONS, INC. ON AUGUST 7, 2000.

NEWS RELEASE

FOR IMMEDIATE RELEASE

APPLIED DIGITAL SOLUTIONS, INC. POSTPONES ITS SPECIAL MEETING OF SHAREHOLDERS

-- Special Meeting of Shareholders for Applied Digital is rescheduled for August 25, 2000 --

         Palm Beach, FL, August 7, 2000 - Applied Digital Solutions, Inc. (Nasdaq:ADSX): announced today it has postponed its scheduled special meeting of shareholders until August 25, 2000, at 2:00 p.m. local time. The Applied Digital meeting location will be at the Brazilian Court Hotel, 301 Australian Avenue, Palm Beach, Florida. At such meetings, shareholders of Applied Digital will vote on the proposed acquisition of Destron Fearing Corporation (Nasdaq SmallCap:DFCO) in a tax-free exchange of common stock. Applied Digital is seeking an additional period of time to solicit proxies to ensure the company meets the quorum requirements for its special meeting of shareholders.

Shareholders of Applied Digital are voting on three proposals, two of which involve the merger of its Digital Angel.net subsidiary with Destron Fearing. Specifically, Applied Digital's shareholders are being asked to approve (i) the issuance of up to 23,264,916 shares of Applied Digital Common Stock in exchange for all of the issued and outstanding shares, warrants and options of Destron Fearing, and (ii) a proposal to amend the second restated articles of incorporation of Applied Digital Solutions to increase its authorized shares of capital stock from 85,000,000 to 250,000,000. In order for the merger to be consummated, both Proposal 1 and Proposal 2 must be approved, requiring a vote in favor by a majority of outstanding shares, not a mere majority of the shares voting. Holders of a majority of the outstanding shares of Applied Digital must be present in person or by proxy in order for a special meeting of Applied Digital shareholders to meet the quorum requirements. As of August 7, 2000, Applied Digital did not have a sufficient number of proxy votes to ensure a quorum.





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Results of voting as of August 7, 2000 stood as follows:

                                              OFFICIAL VOTING THROUGH TABULATION AGENT
                                   ----------------------------------------------------------------
                       PROPOSAL 1       FOR            AGAINST        ABSTAIN       TOTAL VOTED
                                   --------------- ---------------- ------------ ------------------
                            Votes    21,329,556        2,415,061       224,874      23,969,491
                                   --------------- ---------------- ------------ ------------------
    % of Total Outstanding Shares      40.3%              4.6%          0.4%           45.2%
                                   --------------- ---------------- ------------ ------------------

                                   ----------------------------------------------------------------
                       PROPOSAL 2       FOR            AGAINST        ABSTAIN       TOTAL VOTED
                                   --------------- ---------------- ------------ ------------------
                            Votes    19,515,518        4,118,429       334,584      23,968,531
                                   --------------- ---------------- ------------ ------------------
    % of Total Outstanding Shares      36.8%              7.8%          0.6%           45.2%
                                   --------------- ---------------- ------------ ------------------

In a statement, Richard J. Sullivan, Chairman and CEO of Applied Digital Solutions, stated "We are very pleased that the majority of voters have followed the Board of Directors' recommendations on this merger by voting in favor of Proposals 1 and 2. While the majority of voting shareholders, in excess of 80% on both items, have voiced their support of this proposed merger, these proposals require approval by the holders of the majority of issued and outstanding shares. To date, just over 45% have responded. Applied Digital shareholders need to remember that because these two proposals are non-routine matters, your broker will not vote your shares unless you specifically instruct him or her how you wish to vote on such proposals."

                         ABOUT APPLIED DIGITAL SOLUTIONS

Applied Digital Solutions is a leading-edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions was ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the company's web site at http://www.adsx.com.

                               ABOUT DIGITAL ANGEL

In December of 1999, Applied Digital Solutions announced that it had acquired the patent rights to a miniature digital transceiver - which it has named Digital Angel - implantable within the human body that could be used for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-commerce security, locating lost or missing individuals, tracking the location of valuable property and pets, and monitoring the medical conditions of at-risk patients. The implantable device sends and receives data and can be continuously tracked by GPS (Global Positioning Satellite) technology. For more information about Digital Angel, visit www.digitalangel.net.




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                        ABOUT DESTRON FEARING CORPORATION

Destron Fearing Corporation has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.

Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933,
Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions shareholders in favor of the merger. Information concerning Applied Digital Solutions' participants in the solicitation was filed on June 27, 2000 with the SEC in the joint proxy statement/prospectus. In addition, Destron Fearing, its directors and employees may be soliciting proxies from Destron Fearing's stockholders in favor of the merger. Information concerning Destron Fearing's participants in the solicitation was filed on June 27, 2000 with the SEC in the joint proxy statement/prospectus.

                                      # # #

         Applied Digital Solutions and Destron Fearing have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). APPLIED DIGITAL URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480;
Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.





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